Exhibit 99.1

FF301

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 April 2024	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Baozun Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted:	06 May 2024

I.	Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK (Note 1)	Yes
Stock code	09991	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	470,000,000	USD	0.0001	USD	47,000
Increase / decrease (-)	USD
Balance at close of the month	470,000,000	USD	0.0001	USD	47,000

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on SEHK (Note 1)	No
Stock code	09991	Description
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	30,000,000	USD	0.0001	USD	3,000
Increase / decrease (-)	USD
Balance at close of the month	30,000,000	USD	0.0001	USD	3,000

Total authorised/registered share capital at the end of the month:	USD	50,000

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II.	Movements in Issued Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK (Note 1)	Yes
Stock code	09991	Description
Balance at close of preceding month	169,928,854
Increase / decrease (-)	860,370
Balance at close of the month	170,789,224

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on SEHK (Note 1)	No
Stock code	09991	Description
Balance at close of preceding month	13,300,738
Increase / decrease (-)
Balance at close of the month	13,300,738

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III.	Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer)

1. Class of shares issuable		WVR ordinary shares	Type of shares	A	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)			09991
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month	Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2014 Share Incentive Plan - Share Options	137,852	Exercised	137,852		137,852	0

General Meeting approval date (if applicable) ________________

Total A (WVR ordinary shares A):

Total funds raised during the month from exercise of options:	USD

Remarks:

No further options will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on The Stock Exchange of Hong Kong Limited (the "Primary Conversion") became effective).

(B).	Warrants to Issue Shares of the Issuer which are to be Listed	Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)	Not applicable

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(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Class of shares issuable	WVR ordinary shares	Type of shares	A	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		09991
Description			General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	Issue Class A ordinary shares to satisfy the restricted share units vested which were previously granted under the 2015 Share Incentive Plan adopted on May 5, 2015 and amended in July 2016			26,400
2).	2022 Share Incentive Plan - Restricted Share Units		21 October 2022	833,970	7,574,691

Total D (WVR ordinary shares A):	860,370

Remarks:

No further awards will be granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan of the Company after November 1, 2022 (being the date on which the Company’s Primary Conversion became effective).

(E).	Other Movements in Issued Share

1. Class of shares issuable (Note 5 and 6)	WVR ordinary shares	Type of shares	A	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)		09991

Type of Issue		At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount
1).	Repurchase of shares				15 June 2023		-2,533,803

Total E (WVR ordinary shares A):

Remarks:

Class A: 1) Repurchases of a total of 2,533,803 Class A ordinary shares represented by ADSs were made on April 3 to 5, 8 to 12, 15 to 18 and 22 to 26, 2024 on Nasdaq Global Select Market in the United States, but such shares are not yet cancelled as at April 30, 2024.

Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E)	860,370

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IV.	Information about Hong Kong Depositary Receipt (HDR)	Not applicable

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V.	Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)	all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)	completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)	the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Vincent Wenbin Qiu

Title:	Chairman and Chief Executive Officer

(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

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3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

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